Exhibit 99.6

COLLATERAL AGENCY AGREEMENT

Collateral Agency Agreement (this “Agreement”), dated as of April 15, 2010, among The Bank of New York Trust Company (Cayman) Limited (“BNY Cayman”), The Bank of New York Mellon (“BNY HK”), Forum Asian Realty Income II, L.P. (“Forum”), and Xinyuan Real Estate Co., Ltd. (the “Issuer”) (each, a “Party” and collectively, the “Parties”).

RECITAL

The Parties desire to appoint BNY Cayman and BNY HK as a collateral agent under the Security Documents (as defined herein) for the $40,000,000 Guaranteed Senior Secured Note due 2013 issued pursuant to a Securities Purchase Agreement, among the Issuer, Xinyuan Real Estate, Ltd. and Forum, dated as of the date hereof (the “GSS Note”).

NOW, THEREFORE, in consideration of these premises and of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree to the following:

1.	Appointment. On behalf of Forum and at the request of the Issuer (for itself and on behalf of its subsidiaries) and Forum, each BNY Cayman and BNY HK is hereby appointed effective as of the date hereof to act as collateral agent under each of the security documents (the “Security Documents”) listed on Schedule A hereto to which it is a party (each, in such capacity, a “Collateral Agent” and collectively, the “Collateral Agents”) and to receive and hold the Collateral (as defined under the respective Security Documents) pledged to it under such Security Documents, including that Collateral which is delivered by the Issuer or its representative to the Collateral Agent on the date hereof upon the issuance of the GSS Note. Such appointment is effective as of the date hereof and shall continue until the earlier of the resignation or removal of the relevant Collateral Agent in accordance with the terms hereof or the termination of the relevant Security Document and return of the Collateral thereunder to the Issuer.

2.	Instructions Regarding Collateral. Subject to Section 9, the Collateral Agents only undertake to perform only such duties as are set forth explicitly in this Agreement or in the relevant Security Document. Only in case an Event of Default (as defined in the GSS Notes) has occurred and is continuing (after the expiration of any applicable cure period), the Collateral Agent may at its discretion take proceedings against the chargor or pledgor party to the relevant Security Document in accordance with its terms, provided that neither Collateral Agent shall be under any obligation to do so unless it shall have been so requested in writing by Holders of at least 50% of the principal amount of the GSS Notes.

3.	Rights Upon Default. The Collateral Agents shall exercise such of the rights and powers vested in it by this Agreement or the relevant Security Document, and use substantially the same degree of care and skill in its exercise as it would for the treatment of its own property. Without limiting the generality of the foregoing, except during the continuance of an Event of Default:

a.	the duties of the Collateral Agents shall be determined solely by the express provisions of this Agreement or the relevant Security Document and the Collateral Agents need perform only those duties that are specifically set forth in this Agreement and the relevant Security Document and no others, and no implied covenants or obligations shall be read into this Agreement or any of the Security Documents against the Collateral Agent; and

b.	in the absence of fraud, willful misconduct or gross negligence on its part, the Collateral Agents may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the relevant Collateral Agent and conforming to the requirements of this Agreement.

Neither Collateral Agent may be relieved from liabilities for its own fraud, willful misconduct or gross negligence, except that neither Collateral Agent shall be liable with respect to any action it takes or omits to take in good faith in accordance with the terms of this Agreement. All notices shall be delivered in accordance with the notices provisions under the relevant Security Document. Each Collateral Agent shall not be liable for any error of judgment by any officer or employee of the Collateral Agent assigned by the Collateral Agent to administer its corporate trust matters, unless it is proved that the Collateral Agent was grossly negligent in ascertaining the pertinent facts.

4.	Conflicting Provisions. Whether or not therein expressly so provided, every provision of each Security Document that in any way relates to the Collateral Agents is subject to the provisions of this Agreement and if there is any conflicting provision between any Security Document and this Agreement, this Agreement shall govern.

5.	Reliance by Collateral Agent. The Collateral Agents may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the Holders (including Forum) or the Issuer or any party to any of the Security Documents and such document shall be full and complete authorization and protection from liability of each Collateral Agent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon. The Collateral Agent need not investigate any fact or matter stated in any such document. Each Collateral Agent, however, in the case of any document which is specifically required to be furnished to the Collateral Agent pursuant to any provision hereof, shall examine the document to determine whether it conforms to the requirements of this Agreement or the relevant Security Document (but need not confirm or investigate the validity of the document or accuracy of mathematical calculation or other facts stated therein).

Each Collateral Agent may execute any of its powers and perform any of its duties hereunder directly or through delegates or attorneys and may consult with counsel, accountants and other skilled persons to be reasonably selected and retained by it. Each Collateral Agent shall not be liable for the acts of such delegates or attorneys, or for anything done, suffered or omitted by it in accordance with the advice or opinion of any such counsel, accountants or other skilled persons. Each Collateral Agent may engage and consult, at the expense of the Issuer, with any legal adviser and professional adviser selected by it and rely upon any advice so obtained and each of the Collateral Agents and each of their respective directors, officers, employees and duly appointed agents shall be protected and shall not be liable in respect of any action taken, or omitted to be done or suffered to be taken, in accordance with such advice.

In the event that any Collateral Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from the Issuer which, in its opinion, conflict with any of the provisions of this Agreement or any Security Document, it shall be entitled to refrain from taking any action until it is directed in writing by a final order or judgment of a court of competent jurisdictions. The permissive right of the Collateral Agents to take the actions permitted hereby will not be construed as an obligation or duty to do so.

6.	Limitation on Liability. Neither Collateral Agent shall be liable for any action taken or omitted by it except to the extent that a court of competent jurisdiction finally determines that such Collateral Agent’s gross negligence or willful misconduct was the primary cause of any loss to the holders of the GSS Notes (the “Holders”).

7.	Procedure for Notices. Unless otherwise specifically provided in this Agreement, any demand, request, direction or notice from the Issuer shall be sufficient if signed by the chief executive officer or the chief financial officer of the Issuer. Neither Collateral Agent shall be deemed to have notice of any Default or Event of Default unless an executive officer of such Collateral Agent has written notice of any event which is in fact such a Default or Event of Default is received by an executive officer of such Collateral Agent at its address set forth in the Security Documents from the Issuer or the Holders of more than 50% in aggregate principal amount of the outstanding GSS Notes, and such notice references the specific Default or Event of Default, the GSS Notes and this Agreement. In the event that a Collateral Agent receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than 50.1% of the aggregate principal amount of the GSS Notes then outstanding, pursuant to the provisions of this Agreement, such Collateral Agent, in its sole discretion, may determine what action, if any, will be taken. The permissive right of such Collateral Agent to take the actions permitted hereby will not be construed as an obligation or duty to do so.

8.	Excluded Obligations. Notwithstanding anything to the contrary expressed or implied in the Security Documents, the Collateral Agents shall not: (a) be bound to enquire as to (i) whether or not any event has occurred which is, or after notice or passage of time or both would be, an Event of Default or (ii) the performance, default or any breach by any party of its obligations under any of the Security Documents; (b) be bound to account to any other party for any sum or the profit element of any sum received by it for its own account; (c) be bound to disclose to any other person (including but not limited to any party to any Security Documents) (i) any confidential information or (ii) any other information if disclosure would, or might in its opinion, constitute a breach of any law or be a breach of fiduciary duty; (d) be under any obligations other than those which are specifically provided for in the Security Documents; or (e) have or be deemed to have any duty, obligation or responsibility to, or relationship of trust or agency with, any party.

9.	Exclusion of Collateral Agents’ Liability. The Collateral Agents shall not accept responsibility or be liable for: (a) the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Collateral Agent or any other person in or in connection with any Security Document or the transactions contemplated in the Security Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Security Document; (b) the legality, validity, effectiveness, adequacy or enforceability of any Security Document or the collateral thereunder or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Security Document or the collateral thereunder; (c) any losses to any person or any liability arising as a result of taking or refraining from taking any action in relation to any of the Security Documents or the collateral thereunder or otherwise, whether in accordance with an instruction from the Holders in accordance with the terms of such documents or otherwise unless directly caused by its gross negligence or willful misconduct; (d) the exercise of, or the failure to exercise, any judgment, discretion or power given to it by or in connection with any of the Security Documents, the collateral thereunder or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with the Security Documents or the collateral thereunder; (e) any shortfall which arises on the enforcement of the collateral under the Security Documents; or (f) any inability of any Collateral Agent to enforce a security interest against collateral located in the People’s Republic of China (“PRC”) or to remit the proceeds of any enforcement of a security interest from the PRC.

10.	No Responsibility to Perfect Transaction Security. Without limiting the Collateral Agents’ obligations to enforce its rights under the relevant Security Document on behalf of the Holders, the Collateral Agents shall not be liable for any failure to: (a) require the deposit with it of any deed or document certifying, representing or constituting the title of the charged property; (b) obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Security Documents or the collateral thereunder; (c) register, file or record or otherwise protect any of the collateral under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Security Documents or of the collateral; (d) take, or to require any of the pledgors to take, any steps to perfect title to any of the charged property under the Security Documents or to render the collateral effective or to secure the creation of any ancillary security under the laws of any jurisdiction; or (e) require any further assurances in relation to any of the Security Documents.

11.	Insurance by Collateral Agents. The Collateral Agents shall not be under any obligation to insure any of the charged property under the Security Documents, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Security Documents. The Collateral Agents shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any such insurance.

12.	Treatment of Holders. In connection with the exercise of its functions (including but not limited to those in relation to any proposed modification, authorization, waiver or substitution), each Collateral Agent will have regard to the interests of the Holders as a class, and will not have regard to the consequences of such exercise for individual Holders. Neither Collateral Agent shall be entitled to require, nor will any Holder be entitled to claim, from the Issuer or any Guarantor, any indemnification or payment in respect of any tax consequences of any such exercise upon individual Holders.

13.	Limitation on Actions; Duties. Each Collateral Agent may refrain from taking any action in any jurisdiction if the taking of such action in that jurisdiction would, in its opinion based upon legal advice in the relevant jurisdiction, be contrary to any law of that jurisdiction. Furthermore, each Collateral Agent may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or if, in its opinion based upon such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power. No provision of this Agreement or any of the Security Documents shall require either Collateral Agent to do anything which may: (i) be illegal or contrary to applicable law or regulation; or (ii) cause it to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its own rights or powers, if it shall have grounds for believing that repayment of such funds or satisfactory indemnity against such risk or the liability is not assured to it. Whenever in this Agreement, in any Security Document, or any other document in connection with the sale of the GSS Notes or pursuant to this Agreement, the relevant Security Document or by law, the Collateral Agent shall have discretion or permissive power it may decline to exercise the same in the absence of approval by the Holders of at least 50% of the principal amount of the GSS Notes as set forth herein. Save as expressly provided in this Agreement, each Collateral Agent will have absolute and unfettered discretion as to the exercise of its functions and will not be responsible for any loss, liability, cost, claim, action, demand, damages, expense or inconvenience which may result from their exercise or non–exercise, except to the extent that a court of competent jurisdiction finally determines that such Collateral Agent’s gross negligence or willful misconduct was the primary cause of any loss to the Holders.

14.	Compensation and Indemnity. The Issuer, unconditionally and irrevocably covenants and undertakes to indemnify and hold harmless each Collateral Agent, its directors, officers, employees and agents (each an “indemnified party”) in full at all times against all losses, liabilities, actions, proceedings, claims, demands, penalties, damages, costs, expenses, disbursements, and other liabilities whatsoever (the “Losses”), including without limitation the reasonable costs and expenses of legal advisors and other experts, which may be incurred, suffered or brought against such indemnified party as a result or in connection with (a) their appointment or involvement hereunder or the exercise of any of their powers or duties hereunder or the taking of any acts in accordance with the terms of this Agreement, the GSS Notes and any Security Document or its usual practice; (b) this Agreement, the GSS Notes and any Security Document and any other documents in connection with the sale of the GSS Notes or pursuant to this Agreement, or (c) any instruction or other direction upon which either Collateral Agent may rely under this Agreement, the GSS Notes and any Security Document, as well as the costs and expenses incurred by an indemnified party of defending itself against or investigating any claim or liability with respect of the foregoing, provided that this indemnity shall not apply in respect of an indemnified party to the extent but only to the extent that it is finally determined by a court of competent jurisdiction any such Losses incurred or suffered by or brought against such indemnified party arise directly from the fraud, willful misconduct or gross negligence of such indemnified party. The parties hereto acknowledge that the foregoing indemnities shall survive the resignation or removal of either Collateral Agent or the termination of this Agreement, the GSS Notes and the Security Documents. Notwithstanding any other term or provision of this Agreement, the GSS Notes and the Security Documents to the contrary, neither Collateral Agent shall be liable for special, punitive, indirect or consequential loss or damage of any kind whatsoever including but not limited to loss of profits, whether or not foreseeable, and regardless of whether the claim for such loss or damage is made in negligence, for breach of contract, breach of trust, breach of fiduciary obligation or otherwise. The obligations of the Issuer under this Section shall survive the satisfaction and discharge of this Agreement, the termination of this Agreement and the Security Documents, the resignation or removal of any Collateral Agent or payment in full of the GSS Notes through the expiration of the applicable statute of limitations.

15.	Replacement of Collateral Agent. A resignation or removal of either Collateral Agent and appointment of a successor collateral agent shall become effective only upon the successor collateral agent’s acceptance of appointment as provided in this Section. Either Collateral Agent may resign in writing at any time upon at least 45 days’ prior written notice to the Issuer and be discharged from the trust hereby created by so notifying the Issuer, without assigning any reason and without being responsible for any costs, charges and expenses occasioned by such retirement. The Holders of a majority in aggregate principal amount of the then outstanding GSS Notes may remove either Collateral Agent by so notifying such Collateral Agent and the Issuer in writing at any time and for any reason in their sole discretion. If either Collateral Agent resigns or is removed or if a vacancy exists in the office of such Collateral Agent for any reason (the Collateral Agent in such event being referred to herein as the retiring Collateral Agent), the Issuer shall promptly appoint a successor collateral agent. If a successor collateral agent does not take office within 30 days after the retiring Collateral Agent resigns or is removed, the Issuer hereby covenants that in the event of either Collateral Agent giving notice under this Section it shall use its best endeavors to procure a collateral agent to be appointed and if the Issuer has not procured the appointment of a new collateral agent within 30 days after the expiration of such written notice, such retiring Collateral Agent shall have the power to appoint a successor collateral agent at its discretion, provided that it has notified the Issuer prior to it doing so. If such action is taken, such Collateral Agent shall notify the Holders and the Issuer in writing of its resignation. If either Collateral Agent, after written request by any Holder who has been a Holder for at least six months, fails to comply with this Section, such Holder may petition any court of competent jurisdiction for the removal of such Collateral Agent and the appointment of a successor collateral agent.

16.	Appointment of Successor Collateral Agent. A successor collateral agent shall deliver a written acceptance of its appointment to the retiring Collateral Agent and to the Issuer. Thereupon, the resignation or removal of the retiring Collateral Agent shall become effective, and the successor collateral agent shall have all the rights, powers and duties of the relevant Collateral Agent under this Agreement and the relevant Security Documents. The successor Collateral Agent shall mail a notice of its succession to Holders. The retiring Collateral Agent shall promptly transfer all property held by it as Collateral Agent under the Security Documents to the successor Collateral Agent; provided, however, that all sums accrued and owing to such Collateral Agent hereunder shall have been paid. Notwithstanding replacement of either Collateral Agent pursuant to this Section, the Issuer’s obligations under Section 14 (Compensation and Indemnity) hereof shall continue for the benefit of the retiring Collateral Agent.

17.	Successor Collateral Agent by Merger, etc. Any corporation into which either Collateral Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which such Collateral Agent shall be a party, or any corporation succeeding to all or substantially all the corporate trust business of such Collateral Agent, shall be the successor to such Collateral Agent hereunder without the execution or filing of any papers or any further act on the part of any of the parties hereto. In case at the time such successor or successors by merger, conversion or consolidation to either Collateral Agent shall succeed to the duties, responsibilities and liabilities of such Collateral Agent under this Agreement and the Security Documents.

18.	Eligibility; Disqualification. There shall at all times be a Collateral Agent hereunder that is authorized under the laws of its jurisdiction of incorporation to exercise its duties and obligations as a collateral agent hereunder and under the Security Documents to the extent such authorization is required by applicable law.

19.	Force Majeure. Notwithstanding anything to the contrary in this Agreement or in any other Security Document, each Collateral Agent shall not in any event be liable for any failure or delay in the performance of its obligations hereunder if it is prevented from so performing its obligations by any existing or future law or regulation, any existing or future act of governmental authority, Act of God, flood, war whether declared or undeclared, terrorism, riot, rebellion, civil commotion, strike, lockout, other industrial action, general failure of electricity or other supply, aircraft collision, technical failure, accidental or mechanical or electrical breakdown, computer failure or failure of any money transmission system or any reason which is beyond the control of the Collateral Agent.

20.	Payment of Fees. The payment of certain fees and expenses of the Collateral Agents by the Issuer are set forth in the Proposal dated March 16, 2010 and fully executed on March 22, 2010, between the Issuer and the Collateral Agents, which Proposal agreement continues in full force and effect. No Holder shall be responsible for the fees and expenses of the Collateral Agents.

21.	Amendments. No amendment, modification, termination or waiver of any provision of this Agreement shall in any event be effective without the written consent of all parties hereto.

22.

Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK. Each party hereby irrevocably submits to the jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Issuer hereby appoints CT Corporation System, with offices at C T Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011, as its agent for service of process in New York Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

23.	Severability. In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions, to the fullest extent permitted by applicable law, shall not in any way be affected or impaired thereby.

24.	Counterpart Originals. This Agreement may be executed by the Parties by facsimile or electronically transmitted signatures and in separate counterparts, each of which when so executed will be deemed to be an original and all of which together will constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, the duly authorized representative of the parties have hereunto signed their names in the space provided below.

XINYUAN REAL ESTATE CO., LTD.,

By:	/s/ Thomas Gurnee
Name: Thomas Gurnee
Title: Director and Chief Financial Officer

THE BANK OF NEW YORK MELLON

By:	/s/ Tze Kit Lam
Name: Tze Kit Lam
Title: Vice President

THE BANK OF NEW YORK TRUST COMPANY (CAYMAN) LIMITED

By:	/s/ Tze Kit Lam
Name: Tze Kit Lam
Title: Vice President

FORUM ASIAN REALTY INCOME II, L.P.

By:	Forum Asian Realty Income II GP Limited,
its general partner

By:	/s/ Merritt Maddux
Name: Merritt Maddux
Title: Director

[Signature Page to Collateral Agency Agreement]

SCHEDULE A

List of Security Documents as of April 15, 2010

1. First Equitable Mortgage in Respect of Shares of Xinyuan Real Estate, Ltd., between Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited.

2. Pledge and Security Agreement between Xinyuan Real Estate, Ltd. and The Bank of New York Mellon.

3. Equitable Mortgage in Respect of Shares of Victory Good Development Limited, South Glory International Limited and Elite Quest Holdings Limited, between Xinyuan Real Estate, Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon.

4. Debenture between Xinyuan Real Estate, Ltd., Victory Good Development Limited, South Glory International Limited, Elite Quest Holdings Limited and The Bank of New York Mellon.

5. Debenture between Xinyuan Real Estate Co., Ltd., Xinyuan Real Estate, Ltd. and The Bank of New York Trust Company (Cayman) Limited.